Exhibit 99.3

SCHEDULE “C”

MARSHALL & ILSLEY CORPORATION UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AND SUPPLEMENTARY DATA AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2011 – RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES

Marshall & Ilsley Corporation (the “Corporation”) prepares the consolidated financial statements in accordance with accounting principles generally accepted in the United States (“United States GAAP”). The Corporation has included here the significant differences that would result if Canadian generally accepted accounting principles (“Canadian GAAP”) were applied in the preparation of the Consolidated Balance Sheets. The Corporation has not included the Consolidated Statements of Income or Consolidated Statements of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet
(United States $ in 000’s)			March 31, 2011
	United States GAAP	GAAP Adjustments	Canadian GAAP
Assets
Cash and cash equivalents	578,350	—	578,350
Interest bearing deposits at other banks	3,269,678	—	3,269,678
Securities – trading (c)	222,908	259	223,167
Securities - available for sale	6,279,366	—	6,279,366
Securities - other	441,920	—	441,920
Loans, net of allowance for loan and lease losses	33,806,024	—	33,806,024
Premises and equipment	519,825	—	519,825
Goodwill	609,517	—	609,517
Intangible assets	110,424	—	110,424
Other assets (a,c)	3,802,934	(26,548)	3,776,386

Total Assets	49,640,946	(26,289)	49,614,657

Liabilities and Equity
Deposits	37,403,455	—	37,403,455
Short-term borrowings	199,730	—	199,730
Long-term borrowings	4,966,723	—	4,966,723
Other liabilities (a,b,c)	836,564	(14,169)	822,395
Equity (a,b)	6,234,474	(12,120)	6,222,354

Total Liabilities and Equity	49,640,946	(26,289)	49,614,657

Condensed Consolidated Balance Sheet
(United States $ in 000’s)			December 31, 2010
	United States GAAP	GAAP Adjustments	Canadian GAAP
Assets
Cash and cash equivalents	600,966	—	600,966
Interest bearing deposits at other banks	2,374,010	—	2,374,010
Securities – trading (c)	258,066	14,595	272,661
Securities - available for sale	6,504,607	—	6,504,607
Securities - other	452,015	—	452,015
Loans, net of allowance for loan and lease losses	35,611,782	—	35,611,782
Premises and equipment	527,962	—	527,962
Goodwill	609,517	—	609,517
Intangible assets	114,813	—	114,813
Other assets (a,c)	3,778,213	(45,209)	3,733,004

Total Assets	50,831,951	(30,614)	50,801,337

C-1

Liabilities and Equity
Deposits	38,258,632	—	38,258,632
Short-term borrowings	227,838	—	227,838
Long-term borrowings	5,028,787	—	5,028,787
Other liabilities (a,b,c)	977,821	(18,638)	959,183
Equity (a,b)	6,338,873	(11,976)	6,326,897

Total Liabilities and Equity	50,831,951	(30,614)	50,801,337

Condensed Consolidated Balance Sheet
(United States $ in 000’s)			March 31, 2010
	United States GAAP	GAAP Adjustments	Canadian GAAP
Assets
Cash and cash equivalents	671,178	—	671,178
Interest bearing deposits at other banks	1,939,006	—	1,939,006
Securities – trading (c)	254,549	(3,348)	251,201
Securities - available for sale	7,108,564	—	7,108,564
Securities - other	516,146	—	516,146
Loans, net of allowance for loan and lease losses	41,133,653	—	41,133,653
Premises and equipment	557,650	—	557,650
Goodwill	609,517	—	609,517
Intangible assets	129,064	—	129,064
Other assets (a,c)	3,650,042	(93,819)	3,556,223

Total Assets	56,569,369	(97,167)	56,472,202

Liabilities and Equity
Deposits	41,982,250	—	41,982,250
Short-term borrowings	894,013	—	894,013
Long-term borrowings	5,865,381	—	5,865,381
Other liabilities (a,b,c)	957,329	(80,454)	876,875
Equity (a,b)	6,870,396	(16,713)	6,853,683

Total Liabilities and Equity	56,569,369	(97,167)	56,472,202

a)	Pension and Other Employee Future Benefits

United States GAAP requires the Corporation to recognize the excess of the fair value of employee benefit assets associated with the defined benefit postretirement plan over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. The unamortized actuarial gains (losses) and the unamortized prior service credits are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts should be recorded on the Consolidated Balance Sheets in other assets or other liabilities. The balance sheet classification has no impact on the calculation of the pension and other employee benefits expense. The tax impact previously included in Accumulated Other Comprehensive (Income) Loss and Other Assets under United States GAAP has been reversed for Canadian GAAP purposes.

Under Canadian GAAP, the pre-tax amounts to be included in Other Liabilities include the following items:

	March 31, 2011	December 31, 2010	March 31, 2010
Net Actuarial Losses	(3,639)	(3,639)	(5,343)
Prior Service Credits	7,622	8,182	9,861
Pre-tax increase to other liabilities	3,983	4,543	4,518

C-2

Since the Accumulated Other Comprehensive Income treatment of unamortized actuarial gains (losses) and unamortized prior service credits under United States GAAP does not apply under Canadian GAAP, there is the following future tax asset impact on the Consolidated Balance Sheets under Canadian GAAP:

	March 31, 2011	December 31, 2010	March 31, 2010
Future tax asset impact of change in unamortized actuarial losses and prior service credits	3,295	3,505	(859)

b)	Non-controlling interests in Consolidated Financial Statements

Under United States GAAP, non-controlling interests in subsidiaries held by parties other than the parent entity are reported as equity. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

c)	Accounting for Securities Transactions

Under United States GAAP, securities transactions are recognized in the Consolidated Balance Sheets when the Corporation enters into the transaction. Canadian GAAP permits securities transactions to be recognized in the Consolidated Balance Sheets either when the transaction is settled or when the Corporation enters into the transaction. The Corporation has elected to recognize securities transactions on the Consolidated Balance Sheets when the transaction is settled for Canadian GAAP purposes.

C-3